June 8, 2012

VIA EDGAR

Ms. Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cencosud S.A.
Amendment No. 1 to Registration Statement on Form F-1
Filed June 5, 2012

Dear Ms. Ransom:

On behalf of Cencosud S.A. (“Cencosud” or the “Company”), a corporation organized under the laws of Chile, we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company on June 5, 2012, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance of the Commission contained in your letter to Daniel Rodríguez of the Company dated June 7, 2012.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your June 7, 2012 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 2.

We will provide each of you, Adam Phippen, Jason Niethamer, Lisa Kohl and Brigitte Lippmann a courtesy copy of this letter and courtesy copies of Amendment No. 2, one copy of which will be marked to reflect changes made to the Registration Statement publicly filed on June 5, 2012. We will also manually annotate the marked copy to reference responses to each of the Staff comments made in your June 7, 2012 comment letter. We will also provide each of you with a copy of the additional exhibits the Company has filed with the Registration Statement. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	Prior to the distribution of preliminary prospectuses, please revise throughout the prospectus to provide all of the information that may not properly be excluded under Rule 430 of the Securities Act. In this regard, please provide the information required by Item 501(b)(3) regarding the proposed price range. Refer to Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

As discussed with the Staff, the Company will not include a proposed price range in the prospectus. We respectfully advise the Staff that the Company has revised the disclosure on page 274 to clearly indicate that the market price of the shares on the Santiago Stock Exchange will be a factor in determining the offering price of the ADSs. As discussed with the Staff, we have removed the qualification language on the cover concerning the final price of the offering.

2.	Please revise throughout the prospectus to clarify and state clearly the amount of shares available for sale as part of the global offering. In this regard, we note as examples only the following:

•

Throughout the prospectus you state that the Controlling Shareholders “have indicated their intention to waive their rights with respect to up to 125,000,000 shares of common stock” (emphasis added). Please include definitive disclosure with respect to the amount of securities offered, as required by Item 501(b)(2) of Regulation S-K. For guidance, refer to Compliance and Disclosure Interpretation (Securities Act Rules) Question 227.02, available on our website.

•

The cover page of the registration statement indicates that you are registering 132,000,000 million shares in the offering, but the prospectus cover page indicates that you are offering “up to” 125,000,000 shares, including any shares that will be sold pursuant to the international underwriters’ over-allotment option. In addition, the number of additional shares subject to the over-allotment option is omitted in the paragraph below the offering price table.

•

You indicate under “Over-Allotment Option” on page 14 that the Controlling Shareholders have granted the international underwriters an over-allotment option, but you have not included the number or percentage of shares that will comprise this over-allotment option.

We have revised the disclosure thoroughly to clarify the amount of shares available for sale in the global offering, including the amount of shares subject to the over-allotment option.

The Offering - Preemptive Rights Offering, page 12

3.	We note that the legal opinion filed as Exhibit 5.1 reflects that the shares will be issued “after commencement of the preemptive rights offering in Chile.” Since the preemptive rights offering is expected to commence on the day after the pricing date for the global offering, please explain in greater detail the process for issuing the shares in the global offering.

As discussed with the Staff, local counsel has revised the legal opinion filed as Exhibit 5.1 to properly reflect that the shares will be validly issued at the closing of the global offering.

Use of Proceeds, page 71

4.	Reference is made to the last sentence in the second paragraph on page 71 which states that you, “cannot assure that the preemptive rights offering will be fully or even partially subscribed by other shareholders entitled to participate in the preemptive rights offering.” In light of this statement, please address the following:

•	please provide a prioritized order of proceed uses along with discussion of your plans if substantially less than the maximum amount of preemptive rights offering proceeds are obtained; and

•

please provide a sensitivity analysis in relation to the capitalization table on page 77 and dilution table on page 78 based on the uncertain amount of preemptive rights to common shares to be waived by the Controlling Shareholders and unknown amount of common shares to be exercised as a result of the Preemptive Rights Offering

In your response, please tell us what consideration you gave to revising your disclosures within Use of proceeds, Capitalization and Dilution sections as a result of the issues addressed in these bullet points.

We respectfully advise the Staff that, in the event that substantially less than the maximum amount of proceeds from the preemptive rights offering are obtained, the Company will apply the funds received from the offering to pay amounts outstanding under the Santander Short-Term Loan, first, with any remaining proceeds to be applied to repay amounts outstanding under the J.P. Morgan Credit Facility and the BBVA Short-Term Loan pro rata. Any amounts then remaining will be applied to acquire the Jumbo Retail Argentina shares currently held by UBS London, with the remainder, if any, to be used for general corporate purposes. The Company plans to fund any shortfall in the amount of proceeds expected from the preemptive rights offering with additional indebtedness. The Company has revised the disclosure on page 72 to reflect the above.

We respectfully advise the Staff that the Company has included separate sensitivity analyses for each of the capitalization table on pages 77-78 and the dilution table on pages 79-80 which show effects based on 50% participation and full participation in the preemptive rights offering.

Principal Shareholders, page 235

5.	Please update the amount of ADSs outstanding as of the most recent practicable date on page 236.

The Staff’s comment is duly noted. The Company has revised its disclosure on page 237 to update the amount of ADSs outstanding as of the most recent practicable.

*****

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If I can be of any assistance during the staff’s review of the Registration Statement, please contact me, collect, by telephone at (212) 530-5602 or by facsimile at (212) 822-5602. I can also be reached by e-mail at mmottesi@milbank.com. If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact either Sergio Tubio or Ricardo Arraño at PricewaterhouseCoopers by telephone at (56-2) 940-0020 and (56-2) 940-0163, respectively, or by facsimile at (56-2) 940-0446.

Very truly yours,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi

Copy:	Daniel Rodríguez (Cencosud)
Carlos Mechetti (Cencosud)
Dario Amenabar (Cencosud)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Sergio Tubio (PricewaterhouseCoopers)

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